UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )

Name of Issuer: IShares Core Dividend ETF

Title of Class of Securities: Common Stock

CUSIP Number: 46435U861

Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications:
Jasper Frontz
10 S. Wacker Drive, Suite 3100
Chicago, IL 60606
303-312-5044

Date of Event which Requires Filing of this Statement: September 30, 2024

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]Rule 13d-1(b)
[ ]Rule 13d-1(c)
[ ]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No. 46435U861

1. NAMES OF REPORTING PERSONS

SEGALL BRYANT & HAMILL, LLC
47-1788385


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	___
(b)	___


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

88,782

6.SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

529,863

8. SHARED DISPOSITIVE POWER

0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

529,863

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

NOT APPLICABLE

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%

12.TYPE OF REPORTING PERSON

IA



CUSIP No. 46435U861



Item 1.


(a) Name of Issuer:

IShares Core Dividend ETF

(b) Address of Issuer's Principal Executive Offices

50 Hudson Yards
New york, NY 10001


Item 2.


(a)   Name of Person Filing

Segall Bryant & Hamill, LLC

(b)   Address of the Principal Office or, if none, residence

10 S. Wacker Drive, Suite 3100
Chicago, IL 60606

(c)   Citizenship

Delaware

(d) Title of Class of Securities

Common Stock

(e)   CUSIP Number

46435U861


Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [     ]	Broker or dealer registered under section 15 of the Act
		(15 U.S.C. 78o).

(b)	[     ] Bank as defined in section 3(a)(6) of the Act
		(15 U.S.C. 78c).

(c)	[     ] Insurance company as defined in section 3(a)(19) of the Act
		(15 U.S.C. 78c).

(d)	[     ] Investment company registered under section 8 of the Investment
		Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[  X  ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	[     ] An employee benefit plan or endowment fund in accordance with
		240.13d-1(b)(1)(ii)(F);

(g)     [     ] A parent holding company or control person in accordance with
		240.13d-1(b)(1)(ii)(G);
(h)	[     ] A savings associations as defined in Section 3(b) of the Federal
		Deposit Insurance Act (12 U.S.C. 1813);

(i)     [     ] A church plan that is excluded from the definition
		of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[     ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

	529,863

(b) Percent of class:

	7.8%

(c) Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote

	88,782

(ii) Shared power to vote or to direct the vote

	0

(iii)Sole power to dispose or to direct the disposition of

	529,863

(iv) Shared power to dispose or to direct the disposition of

	0



Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

	NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

	NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group.

	NOT APPLICABLE

Item 9. Notice of Dissolution of Group.

	NOT APPLICABLE


Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	11/13/2024
Segall Bryant and Hamill LLC

/s/ Jasper Frontz, CCO
Jasper Frontz, Chief Compliance Officer